

February 23, 2009

By facsimile to (202) 663-8007 and U.S. Mail

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re: China Valves Technology, Inc.
        Pre-effective Amendments 4 and 5 to Registration Statement on Form S-1
        Filed February 20, 2009
        File No. 333-154159
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 0-28481

Dear Mr. Fang:

    We reviewed the filings and have the accounting comments below.

Note 13 – Shareholder's Equity, page F-25

1.   Regarding the Make Good Escrow Agreement, we note that 8,388,688 shares will be
        released to the investors or returned to the shareholder, depending on the fulfillment of
        specified earnings targets. The specified earnings target for calendar year 2008 is net
        income of $10,500,000. Given your net income of $8.1 million for the nine months
        ended September 30, 2008, it appears likely that you will meet this target for 2008 and
        thus will release the shares. As such, please disclose in your MD&A that, if true, it is
        probable that you will meet the earnings target for 2008 pursuant to the Make Good
        Escrow Agreement and quantify the amount of compensation that you will be required to
        recognize. Given the significance of this charge, we believe that this disclosure needs to
        be prominently disclosed in the context of your September 30, 2008 tabular financial
        results of operations.

Exhibit 23

2.   We note that the consents filed as exhibits 23.1 and 23.2 refer to amendment 4 to the registration statement filed on Form S-1. Given that there is actually a fifth amendment, please obtain currently dated consents that refer to the correct amendment and refile the Form S-1 in its entirety. In this case, the consents should now refer to amendment 6 to the registration statement filed on Form S-1.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Louis A. Bevilacqua, Esq.
     Thomas M. Shoesmith, Esq.
     Joseph R. Tiano, Jr., Esq.
     Pillsbury Winthrop Shaw Pittman LLP
     2300 N Street, N.W.
     Washington, DC 20037-1122